Exhibit 4.8

Secondment Agreement

This agreement is dated 5 November 2018.

Parties

(1)

Arowana International UK Limited incorporated and registered in England and Wales with company number 10837371 whose registered office is at Herschel House, 58 Herschel Street, Slough, Berkshire, United Kingdom, SL1 1PG (the Employer)

(2)

VivoPower International Services Limited a branch registered in England and Wales with branch number BR018560 whose establishment office address is at 91 Wimpole Street, Marylebone, London, W1G 0EF, United Kingdom (the Host)

Background

(a)	Arowana International UK Limited employs Arthur William Russell as Chief Financial Officer (CFO).

(b)	Arowana International UK Limited intends to second Arthur William Russell to VivoPower International Services Limited in order to act as the CFO for the duration of this agreement.

Agreed terms

1.	Interpretation

1.1.	The definitions and rules of interpretation in this clause apply in this agreement (unless the context requires otherwise).

Board: means the board of directors of the Host from time to time and includes any person or committee duly authorised by the board of directors on its behalf for the purposes of this Agreement.

Confidential Information: information relating to the business, products, affairs and finances of the relevant party for the time being confidential to the relevant party and trade secrets including, without limitation, technical data and know-how relating to the business of the relevant party or any of its suppliers, clients, customers, agents, distributors, shareholders or management.

Employment Contract: the terms of employment between the Employer and the Secondee at the date of this agreement, a copy of which is attached, subject to any changes in the Secondee's salary or other benefits in accordance with the Employer's usual procedures from time to time.

GDPR: means the EU General Data Protection Regulation (Regulation (EU) 2016/679) and all applicable, equivalent, superseding or replacement laws and regulations relating to the processing of personal data.

Secondment Agreement

Between Arowana International UK Limited and VivoPower International Services Limited

Group Company: the Employer, its subsidiaries or holding companies from time to time and any subsidiary of any holding company from time to time.

Holding company: has the meaning given in clause 1.7.

Intellectual Property Rights: patents, rights to Inventions, copyright and related rights, trademarks, trade names and domain names, rights in get-up, goodwill and the right to sue for passing off or unfair competition, rights in designs, rights in computer software, database rights, rights to preserve the confidentiality of information (including know-how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications (or rights to apply) for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which may now or in the future subsist in any part of the world.

Management Issues: all those matters under the Employment Contract requiring action, investigation and/or decisions by the Employer including in particular (by way of illustration only and without limitation) appraisals and performance issues; pay reviews and the award of other payments and benefits under the Employment Contract; periods of annual, sick or other leave; absence of the Secondee for any other reason; any complaint about the Secondee (whether or not that would be dealt with under the Employer's disciplinary procedure) and any complaint or grievance raised by the Secondee (whether or not that would be dealt with under the Employer's grievance procedure).

Personal Data: as defined in the GDPR means any information relating to an identified or identifiable natural person;

Secondee: Arthur William Russell

Secondment: the secondment of the Secondee by the Employer to the Host on the terms of this agreement.

Secondment Period: the period of this agreement as defined in clause 2.2.

Service Agreement: means an agreement between the Employer and the Host dated on or around 29 November 2017.

Services: the services of a CFO as more fully set out in Schedule 1.

Special Category Personal Data: as defined in GDPR meaning any data relating to race and ethnicity, political, religious or philosophical beliefs, including union membership, health, sex life and sexual orientation as well as genetic and biometric data (for the purpose of unique identification).

Subsidiary: has the meaning given in clause 1.7.

1.2.	The headings in this agreement are inserted for convenience only and shall not affect its construction.

Secondment Agreement

Between Arowana International UK Limited and VivoPower International Services Limited

1.3.

A reference to a particular law is a reference to it as it is in force for the time being taking account of any amendment, extension, or re-enactment and includes any subordinate legislation for the time being in force made under it.

1.4.	Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

1.5.	Unless the context otherwise requires, words in the singular shall include the plural and, in the plural, shall include the singular.

1.6.	The Schedules form part of this agreement and shall have effect as if set out in full in the body of this agreement. Any reference to this agreement includes the Schedules.

1.7.

A reference to a holding company or a subsidiary means a holding company or a subsidiary (as the case may be) as defined in section 1159 of the Companies Act 2006 and a company shall be treated, for the purposes only of the membership requirement contained in sections 1159(1)(b) and (c), as a member of another company even if its shares in that other company are registered in the name of (a) another person (or its nominee), whether by way of security or in connection with the taking of security, or (b) as a nominee.

2.	Secondment

2.1.	The Employer shall second the Secondee to the Host on an exclusive and full-time basis for the Secondment Period to provide the Services in accordance with the terms of this agreement.

2.2.	The Secondment Period shall commence on 01 December 2018 and shall continue until:

(a)	30 November 2019; or

(b)	terminated in accordance with clause 12.

2.3.	For the purposes of calculating the period of continuous employment, the parties acknowledge the secondment commenced on 1 December 2017.

3.	Services

3.1.

The Employer shall use its reasonable endeavours to procure that the Secondee shall provide the Services at 91 Wimpole Street, Marylebone, London, W1G 0EF or such other place within Greater London as the Host may reasonably require for the proper performance and exercise of the Services.

3.2.

The Secondee may be required to travel on the Host's business to such places (whether within or outside the United Kingdom) by such means and on such occasions as the Host may from time to time require.

3.3.	The Secondee shall not be required to work outside the United Kingdom for more than one month during the Secondment.

Secondment Agreement

Between Arowana International UK Limited and VivoPower International Services Limited

3.4.

The Secondee's normal working hours shall be 09:00am to 06:00pm Mondays to Fridays, including an unpaid lunch break of one hour, and such additional hours as are reasonable and necessary for the proper performance of the Services.

3.5.	The Employer shall use its reasonable endeavours to ensure that the Secondee shall during the Secondment:

(a)	unless prevented by incapacity, devote the whole of their working time, attention and abilities to the Services;

(b)	faithfully and diligently serve the Host and use their best endeavours to promote, protect, develop and extend the Host's business;

(c)	comply with and abide by the Host’s Rules, Policies and Procedures as set out in the Host’s Staff Handbook and as amended from time to time;

(d)	not enter into any arrangement on behalf of the Host which is outside the normal course of business or their normal duties or which contains unusual or onerous terms; and

(e)	promptly make such reports to the Chief Executive Officer of the Host on any matters concerning the affairs of the Host and at such times as are reasonably required.

4.	Secondee's employment

4.1.	The Employment Contract shall remain in force during the Secondment Period.

4.2.

The Employer shall make the necessary changes to the terms of the Employment Contract so that it can second the Secondee to the Host to provide the Services in accordance with the terms of this agreement.

4.3.	The Employer shall comply with the terms of the Employment Contract during the Secondment Period.

4.4.

The Host shall not and shall not require the Secondee to do anything that shall, breach the Employment Contract and shall have no authority to vary the terms of the Employment Contract or make any representations to the Secondee in relation to the terms of the Employment Contract.

4.5.	The Host shall provide the Employer with such information and assistance as it may reasonably require to carry out its obligations as the Secondee's employer.

4.6.	The Secondee shall not be required to undertake any work for the Employer during the Secondment Period.

4.7.	Any change in the Employment Contract during the Secondment Period shall be notified to the Host.

4.8.

If the Secondee is held to be employed by the Host at any time during the Secondment Period, then the Host may dismiss the Secondee and the Employer shall offer the Secondee employment on the terms that applied immediately before that dismissal.

Secondment Agreement

Between Arowana International UK Limited and VivoPower International Services Limited

4.9.

All documents, manuals, hardware and software provided for the Secondee's use by the Host, and any data or documents (including copies) produced, maintained or stored on the Host's computer systems or other electronic equipment (including mobile phones), remain the property of the Host.

5.	Payments

5.1.

The Employer shall continue to pay the Secondee's salary and any allowances, provide any benefits due to the Secondee or their dependants, make any payments to third parties in relation to the Secondee and make any deductions that it is required to make from the Secondee's salary and other payments.

5.2.

The Host will authorise the reimbursement of any reasonable travel, accommodation, communication and other expenses incurred by the Secondee in connection with the Secondment, in line with the Host’s own policies on expenses as set out in its Staff Handbook as amended from time to time. The Secondee shall provide VAT receipts or other appropriate evidence of payment in support of such expense claims. Upon receipt of such authorised expense claims from the Host, the Employer will reimburse the Secondee and then recharge these expenses to the Host via an invoice.

6.	Management during the secondment

6.1.	The Employer shall continue to deal with any Management Issues concerning the Secondee during the Secondment Period, where relevant following consultation with the Host.

6.2.

The Host shall provide any information, documentation, access to its premises and employees and assistance (including but not limited to giving witness evidence) to the Employer to deal with any Management Issues concerning the Secondee whether under the Employer's internal procedures or before any court of tribunal.

6.3.

The Host shall have day-to-day control of the Secondee's activities but as soon as reasonably practicable shall refer any Management Issues concerning the Secondee that come to its attention to the Employer.

6.4.	Both parties shall inform the other as soon as reasonably practicable of any other significant matter that may arise during the Secondment Period relating to the Secondee or their employment.

6.5.

The Employer shall use its reasonable endeavours to procure that the Secondee shall notify the Chief Executive Officer of the Host if the Secondee identifies any actual or potential conflict of interest between the Host and the Employer during the Secondment Period.

Secondment Agreement

Between Arowana International UK Limited and VivoPower International Services Limited

7.	Leave

7.1.

The Secondee shall continue to be eligible for sick pay, holiday pay and any absence entitlements in accordance with the Employment Contract and shall remain subject to the Employer's approval and notification procedures.

7.2.	The Employer shall consult with the Host before approving any holiday request made by the Secondee.

7.3.	The Employer shall notify the Host if the Secondee is or shall be absent from work for any reason as soon as reasonably practicable.

8.	Data protection

8.1.

For the purpose of compliance with the Data Protection Act 2018 and GDPR, the Employer and the Host may process the Secondee’s Personal Data, to meet their respective obligations under this agreement, more specifically:

(a)	for the processing of payroll;

(b)	for the establishment, and maintenance of any benefits available to the Secondee under this agreement;

(c)	for advice the parties may require from their professional advisers in relation to the Secondee’s employment;

(d)	to comply with their respective obligations under any insurance policy they may have in relation to the Secondee’s employment;

(e)	to meet any statutory and / or regulatory reporting obligations, the parties have with respect to the Secondee’s employment; and

(f)

where, due to any accident or injury, whether suspected or actual, in the course of the Secondee’s employment, either party is required to make a report to any emergency, or health services, including their respective insurers.

8.2.

Where either the Employer or the Host are required to process any Special Category Personal Data or transfer any Personal Data outside of the European Economic Area, this will only be done in compliance with GDPR and in accordance with the transferring party’s data protection policy.

8.3.	The Employer and the Host both have privacy policies which applies to the Secondee’s employment which are set out in the Staff Handbook.

8.4.

The Secondee confirms he has read and understood the Host’s data protection policy. The Host may change its data protection policy at any time and will notify employees, including secondees, in writing of any changes.

8.5.

The Secondee shall comply with the data protection policy when handling personal data in the course of his employment and secondment including personal data relating to any employee, customer, client, supplier or agent of the Host or the Employer and any member of their respective corporate groups. The Secondee shall continue to be also bound by the Employer’s data protection policy for the duration of the secondment.

Secondment Agreement

Between Arowana International UK Limited and VivoPower International Services Limited

9.	Confidentiality

9.1.	The Employer shall use its reasonable endeavours to procure that the Secondee shall not:

(a)

(except in the proper course of the Services, as required by law or as authorised by the Host) during the Secondment Period or after its termination (howsoever arising) use or communicate to any person, company or other organisation whatsoever (and shall use his best endeavours to prevent the use or communication of) any Confidential Information relating to the Host that he creates, develops, receives or obtains during the Secondment Period. This restriction does not apply to any information that is or comes in the public domain other than through the Secondee's unauthorised disclosure; or

(b)

make (other than for the benefit of the Host) any record (whether on paper, computer memory, disc or otherwise) containing Confidential Information relating to the Host or use such records (or allow them to be used) other than for the benefit of the Host. All such records (and any copies of them) shall be the property of the Host and shall be handed over to the Chief Executive Officer by the Secondee on the termination of this agreement or at the request of the Host at any time during the Secondment Period.

9.2.

Nothing in this agreement shall prevent the Secondee from disclosing information that they are entitled to disclose under the Public Interest Disclosure Act 1998, provided that the disclosure is made in accordance with the provisions of that Act.

9.3.	The Employer shall:

(a)	keep any Confidential Information relating to the Host that it obtains as a result of the Secondment secret;

(b)	not use or directly or indirectly disclose any such Confidential Information (or allow it to be used or disclosed), in whole or in part, to any person without the prior written consent of the Host;

(c)	use its best endeavours to ensure that no person gets access to the Confidential Information from it, its officers, employees or agents unless authorised to do so; and

(d)	inform the Host immediately on becoming aware, or suspecting, that an unauthorised person has become aware of such Confidential Information.

Secondment Agreement

Between Arowana International UK Limited and VivoPower International Services Limited

9.4.	The Host shall:

(a)	keep any Confidential Information relating to the Employer that it obtains as a result of the Secondment secret;

(b)

not use or directly or indirectly disclose any such Confidential Information (or allow it to be used or disclosed), in whole or in part, to any person without the prior written consent of the Employer;

(c)	use its best endeavours to ensure that no person gets access to such Confidential Information from it, its officers, employees or agents unless authorised to do so; and

(d)	inform the Employer immediately on becoming aware, or suspecting, that an unauthorised person has become aware of such Confidential Information.

10.	Restrictive covenants

For a period of 12 months after the end of the Secondment Period, the Host shall not induce or seek to induce the Secondee to leave his employment with the Employer or employ or engage the Secondee without the Employer's prior written consent.

11.	Intellectual property

11.1.

The Employer shall use its reasonable endeavours to procure that the Secondee shall give the Host full written details of all Inventions and of all works embodying Intellectual Property Rights made wholly or partially by the Secondee at any time during the course of the Secondment which relate to, or are reasonably capable of being used in, the business of the Host. The Employer acknowledges that all Intellectual Property Rights subsisting (or which may in the future subsist) in all such Inventions and works created by the Secondee during the Secondment, shall automatically, on creation, vest in the Host absolutely. To the extent that they do not vest automatically, the Employer shall use its reasonable endeavours to procure that the Secondee holds them on trust for the Host. The Employer shall use its reasonable endeavours to procure that the Secondee promptly executes all documents and do all acts as may, in the opinion of the Host, be necessary to give effect to this clause 11.1

11.2.

The Employer shall use its reasonable endeavours to procure that the Secondee irrevocably waives all moral rights under the Copyright, Designs and Patents Act 1988 (and all similar rights in other jurisdictions) which the Secondee has or will have in any existing or future works referred to in clause 11.1

11.3.

The Employer shall use its reasonable endeavours to procure that the Secondee shall irrevocably appoint the Host to be his attorney in his name and on his behalf to execute documents, use the Secondee’s name and do all things which are necessary or desirable for the Host to obtain for itself or its nominee the full benefit of thisclause.

12.	Termination

12.1.	The Employer may terminate the Secondment with immediate effect without notice or payment in lieu of notice:

Secondment Agreement

Between Arowana International UK Limited and VivoPower International Services Limited

(a)	on the termination of the Employment Contract as a result of the Secondee's gross misconduct or resignation;

(b)	if the Host is guilty of any serious or (after warning) repeated breach of the terms of this agreement; or

(c)	if the Host becomes bankrupt or makes any arrangement or composition with or for the benefit of its creditors; or

(d)	if the Secondee is incapacitated (including by reason of illness or accident) from providing the Services for an aggregate period of 30 days in any 52- week consecutive period.

Any delay by the Employer in exercising the right to terminate shall not constitute a waiver of such rights.

12.2.	The Host may terminate the Secondment with immediate effect without notice or payment in lieu of notice:

(a)	on the termination of the Employment Contract;

(b)	if the Employer is guilty of any serious or (after warning) repeated breach of the terms of this agreement; or

(c)	if the Employer becomes bankrupt or makes any arrangement or composition with or for the benefit of its creditors; or

(d)	if the Secondee is incapacitated (including by reason of illness or accident) from providing the Services for an aggregate period of 30 days in any 52- week consecutive period.

Any delay by the Host in exercising the right to terminate shall not constitute a waiver of such rights.

12.3.	Either party shall be entitled to terminate the Secondment, without cause, by the giving of at least 1 month’s prior written notice to the other.

13.	Obligations following termination

On termination of the Secondment howsoever arising the Employer shall use its reasonable endeavours to procure that the Secondee shall (if the Host so requests):

(a)

deliver to the Host all documents (including, but not limited to, correspondence, lists of clients or customers, plans, drawings, accounts and other documents of whatsoever nature and all copies thereof, whether on paper, computer disc or otherwise) made, compiled or acquired by them during the Secondment and relating to the business or affairs of the Host or its or their clients, customers or suppliers and any other property of the Host which is in their possession, custody, care or control;

Secondment Agreement

Between Arowana International UK Limited and VivoPower International Services Limited

(b)

irretrievably delete any information relating to the business of the Host stored on any magnetic or optical disc or memory and all matter derived from such sources which is in their possession, custody, care or control outside the premises of the Host; and

(c)	confirm in writing and produce such evidence as is reasonable to prove compliance with their obligations under this clause 13.

14.	Liability

14.1.

The Host shall take out and maintain in full force with a reputable insurance company for the Secondment Period adequate insurance cover for any loss, injury and damage caused by or to the Secondee during the Secondment Period.

14.2.

During the Secondment Period, the Host shall fulfil all duties relating to the Secondee's health, safety and welfare as if it was their employer and shall comply with the Employer's reasonable requests in connection with the Employer's duties in relation to the Secondee.

14.3.

The Host acknowledges that the Employer is not responsible for the way in which the Secondee provides the Services and waives all and any claims that it may have against the Employer arising out of any act or omission of the Secondee during the Secondment Period.

14.4.	The Host shall indemnify the Employer fully and keep the Employer indemnified fully at all times against any loss, injury, damage or costs suffered, sustained or incurred by:

(a)	the Secondee in relation to any loss, injury, damage or costs arising out of any act or omission by the Host or its employees or agents during the Secondment Period; or

(b)	a third party, in relation to any loss, injury, damage or costs arising out of any act or omission of the Secondee during the Secondment Period.

14.5.

The Employer shall indemnify the Host fully and keep the Host indemnified fully at all times against any claim or demand by the Secondee arising out of their employment by the Employer or its termination during the Secondment Period (except for any claim relating to any act or omission of the Host or its employees or agents).

15.	Notices

15.1.

Any notice given under this agreement shall be in writing and signed by or on behalf of the party giving it and shall be served by delivering it personally, or sending it by pre-paid recorded delivery or registered post to the relevant party at its registered office for the time being or by sending it by email to the most recent email notified by the relevant party to the other party. Any such notice shall be deemed to have been received:

(a)	if delivered personally, at the time of delivery; and

Secondment Agreement

Between Arowana International UK Limited and VivoPower International Services Limited

(b)	in the case of pre-paid recorded delivery or registered post, 48 hours from the date of posting; and

(c)	in the case of email at the time of sending

15.2.

In proving such service it shall be sufficient to prove that the envelope containing such notice was addressed to the address of the relevant party and delivered either to that address or into the custody of the postal authorities as a pre-paid recorded delivery or registered post or that the notice was transmitted by email to the email address of the relevant party.

16.	Entire agreement

16.1.

This agreement together with any documents referred to in it constitutes the entire agreement between the parties and supersedes and extinguishes all previous agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to the Secondment.

16.2.

Each party acknowledges that in entering into this agreement it does not rely on, and shall have no remedies in respect of, any statement, representation, assurance or warranty (whether made innocently or negligently) that is not set out in this agreement.

16.3.	The only remedy available to either party for breach of this agreement shall be for breach of contract under the terms of this agreement.

16.4.	Each party agrees that it shall have no claim for innocent or negligent misrepresentation or negligent misstatement based on any statement in this agreement.

16.5.	Nothing in this agreement shall limit or exclude any liability for fraud.

17.	Variation

No variation of this agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

18.	Counterparts

This agreement may be executed in any number of counterparts, each of which when executed shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement.

19.	Third party rights

19.1.	A person who is not a party to this agreement shall not have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of thisagreement.

19.2.	The rights of the parties to terminate, rescind or agree any variation, waiver or settlement under this agreement are not subject to the consent of any otherperson.

20.	Governing law

Secondment Agreement

Between Arowana International UK Limited and VivoPower International Services Limited

This agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.

21.	Jurisdiction

Each party irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims).

This agreement has been entered into on the date stated at the beginning of it.

Signature

Signed by Kevin Chin for and on behalf of Arowana
International UK Limited	Director

Signed by Carl Weatherley White for and on behalf of
VivoPower International Services Limited	Director

Secondment Agreement

Between Arowana International UK Limited and VivoPower International Services Limited

Schedule 1 - Services

The Secondee will undertake the responsibilities of the Chief Financial Officer providing executive financial services to the Host as set out in this agreement. The Secondee will be a key member of the Host’s Executive Management team. The Secondee will report to the Host’s Chief Executive Officer and Board and will assume a strategic role in the overall management of the company.

The Secondee will have primary day-to-day responsibility for planning, implementing, managing and controlling all financial-related activities of the Host. This will include direct responsibility for accounting, finance, forecasting, strategic planning, job costing, property management, and compliance with private and institutional financing.

Responsibilities will include, but not be limited to the following:

●	Providing leadership in the development for the continuous evaluation of short and long-term strategic financial objectives;
●	Ensuring credibility of the Host’s finance group by providing timely and accurate analysis of budgets, financial trends and forecasts;
●	Taking hands-on lead position of developing, implementing, and maintaining a comprehensive job cost system;
●	Directing and overseeing all aspects of the Finance & Accounting functions of the Host;
●	Evaluating and advising on the impact of long range planning, introduction of new programs/ strategies and regulatory action;
●	Establishing and maintaining strong relationships with senior executives so as to identify their needs and seeks full range of business solutions;
●	Providing executive management with advice on the financial implications of business activities;
●	Managing processes for financial forecasting, budgets and consolidation and reporting to the Company;
●	Providing recommendations to strategically enhance financial performance and business opportunities;
●	Ensuring that effective internal controls are in place and ensuring compliance with GAAP and applicable federal, state and local regulatory laws and rules for financial and tax reporting.